Exhibit 99.2

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ORION ENGINEERED CARBONS S.A.

April 16, 2018

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL FOR THE EXTRAORDINARY GENERAL MEETING:
The Notice of Meeting and proxy card
are available at http://www.orioncarbons.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

âPlease detach along perforated line and mail in the envelope provided.â

■ 00030303030300000000 0                            041618

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 5. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
Please mark, sign and date your proxy card and return it in the postage-paid (when mailed in the United States) envelope we have provided or return it to Operations Center, American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219-9821 in a separate envelope, postage prepaid. Proxy cards must be received by American Stock Transfer & Trust Company, by no later than 11:59 P.M. Central European Time on April 11, 2018.

		FOR	AGAINST	ABSTAIN
1.Renewal of the Company’s authorized share capital pursuant to Article 6 of the Company’s articles of association for a period of five years from the date of publication of the resolutions of the Extraordinary General Meeting.
		☐	☐	☐
	2. Renewal of the existing authorization to the Board of Directors of the Company to purchase shares of the Company in the name and on behalf of the Company for a period of five years.	☐	☐	☐
	3. Amendment of article 15.1 of the articles of association of the Company to provide that the Company shall be managed by a Board of Directors composed of a maximum of ten Directors.	☐	☐	☐

4. Amendment of article 18.2 of the articles of association of the Company to provide that written notice of any meeting of the Board of Directors shall be given to the Directors at least twenty-four hours in advance of the date scheduled for the meeting.
		☐	☐	☐

5. Full restatement of the articles of association of the Company without amendment of the corporate object to reflect the revised provisions of the Law, as amended by the law of 10 August 2016 regarding its modernization.
		☐	☐	☐

This proxy, when properly executed and timely received, will be voted in the manner directed herein. If no instructions are given on this proxy card, then the undersigned shall be deemed to have voted all the Common Shares represented by this proxy card FOR items 1-5.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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Exhibit 99.2

☐ ■

ORION ENGINEERED CARBONS S.A.
Proxy for Extraordinary General Meeting of Shareholders on April 16, 2018
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Marc Jean Pierre Faber, Paul E. Huck, Dan F. Smith, Hans-Dietrich Winkhaus, Christian Eggert and Carsten Opitz, and each of them, as proxies of the undersigned, each with full power of substitution and power to act alone, to represent and vote as designated on the reverse side, all of the common shares, no par value (the “Common Shares”) of Orion Engineered Carbons S.A. (the “Company”), held of record by the undersigned as of 11:59 P.M. Central European Time on March 12, 2018, at the Extraordinary General Meeting of Shareholders of the Company to be held in Luxembourg, Grand Duchy of Luxembourg, at 12:00 P.M. Central European Time on April 16, 2018 and at any adjournments or postponements thereof. This proxy is governed by Luxembourg law. Any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg.

(Continued and to be signed on the reverse side.)

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